SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ChemoCentryx, Inc.

(Name of Issuer)

Common Stock, par value $0.001 Per Share

(Title of Class of Securities)

16383L106

(CUSIP Number)

Dr. Oliver P. Kronenberg

Group General Counsel

Vifor Pharma Management Ltd.

Flughofstrasse 61, CH-8152, Glattbrugg, Switzerland

+41.58.851.80.00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16383L106	SCHEDULE 13D	Page 1 of 5 Pages

1	NAMES OF REPORTING PERSONS Vifor (International) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,343,492 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,343,492 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,343,492 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 16383L106	SCHEDULE 13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Vifor Fresenius Medical Care Renal Pharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,333,333 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,333,333 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,333,333 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 16383L106	SCHEDULE 13D	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS Vifor Pharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,676,825 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,676,825 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,676,825 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Beneficial ownership of the common stock referred to herein is being reported solely because Vifor Pharma Ltd. may be deemed to beneficially own such shares as a result of its indirect ownership of 100% of the equity interests of Vifor (International) Ltd and 55% of the equity interests of Vifor Fresenius Medical Care Renal Pharma Ltd. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Vifor Pharma Ltd. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)

Based on 50,378,571 shares of Common Stock outstanding as of July 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018.

CUSIP No. 16383L106	SCHEDULE 13D	Page 4 of 4 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 (“Common Stock”) of ChemoCentryx, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 850 Maude Avenue, Mountain View, California 94043.

Item 2.	Identity and Background.

The names of the persons filing this Statement are Vifor (International) Ltd., an entity formed under the laws of Switzerland (“Vifor (International)”), Vifor Fresenius Medical Care Renal Pharma Ltd., an entity formed under the laws of Switzerland (“VFMCRP” and together with Vifor (International), “Investors”), and Vifor Pharma Ltd., an entity formed under the laws of Switzerland (“Vifor Pharma” and, together with Investors, the “Reporting Persons”). Vifor (International) is an indirect, wholly owned subsidiary of Vifor Pharma. VFMCRP is a majority-owned subsidiary are Vifor Pharma, with Vifor owning 55% of the equity interests of VFMCRP and Fresenius Medical Care AG & Co. KGaA owning the remaining 45%. The Joint Filing Agreement of the Reporting Persons is attached as Exhibit 99.1 to this Statement.

Although the Reporting Persons are making this joint filing, except as otherwise set forth in this filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Securities Exchange Act of 1934.

Vifor Pharma is a global specialty pharmaceuticals company that researches, develops and markets its own pharmaceutical products and is a partner of choice for innovative patient-focused solutions.

The principal offices of Vifor (International), VFMCRP and Vifor Pharma are located at Rechenstrasse 37, CH-9014 St. Gallen, Switzerland.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 17, 2018, Vifor (International) entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Glaxo Group Limited (“Glaxo”), a limited company organized under the laws of England and Wales. Pursuant to the Stock Purchase Agreement, Vifor (International) purchased from Glaxo 7,343,492 shares of Common Stock (the “Acquired Stock”) at a price of $11.69 per share, for an aggregate purchase price of $85,845,421.50 (the “Stock Acquisition”).

Vifor (International) consummated the Stock Acquisition on October 23, 2018 using cash on hand.

The foregoing description of the Stock Purchase Agreement is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 99.2 hereto and which is incorporated by reference herein.

Item 4.	Purpose of the Transaction.

The information set forth under Item 3 of this Statement is incorporated herein by reference.

Pursuant to the Stock Acquisition, Vifor (International) has a beneficial ownership of Common Stock equal to 14.6% of the Common Stock outstanding (determined by reference to the number of shares of Common Stock outstanding as of July 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2018), which Vifor Pharma may be deemed to beneficially own as a result of its indirect ownership of 100% of the equity interests of Vifor (International). Vifor (International) has entered into the Stock Acquisition based on its belief that the Acquired Stock represented, at the time of the Stock Acquisition, an attractive investment opportunity.

Prior to the date of the Stock Acquisition, Investors and the Issuer were, and as of the date of this Statement remain, party to (i) that certain Collaboration and License Agreement, dated as of May 9, 2016, as amended by the Amendment to Collaboration and License Agreement, dated as of May 22, 2017 (as so amended, the “Avacopan Agreement”), (ii) that certain Stock Purchase Agreement, dated as of May 9, 2016 (the “2016 Stock Purchase Agreement”), (iii) the Collaboration and License Agreement, dated as of December 22, 2016 (the “CCX140 Agreement”), and (iii) that certain Letter Agreement, dated February 13, 2017 (the “Letter Amendment” and, together with the Avacopan Agreement, the 2016 Stock Purchase Agreement and the CCX140 Agreement collectively, the “Commercial Arrangements”).

Pursuant to the Commercial Arrangements, Investors and the Issuer are engaged in a strategic partnership relating to Issuer’s late stage drug candidates Avacopan (CCX168) and CCX140 (collectively, the “Drugs”), whereby (i) Investors have made payments to Issuer of approximately $200,000,000, including amounts paid in respect of the development of the Drugs and amounts paid in respect of commercialization arrangements and (ii) the Issuer has granted Investors commercialization rights to the Drugs outside the United States and, in certain cases, outside China.

Also pursuant to the Commercial Arrangements, (i) on May 9, 2016, Vifor (International) and the Issuer entered into the 2016 Stock Purchase Agreement, pursuant to which Vifor (International) acquired directly from the Issuer 3,333,333 shares of Common Stock for an aggregate purchase price of approximately $24,999,997 and (ii) Investors are subject to certain customary “standstill” obligations in relation to the Issuer, as set forth in the Avacopan Agreement and the CCX140 Agreement (the “Commercial Arrangement Standstills”), which obligations continue for the terms of the Avacopan Agreement and the CCX140 Agreement, or, in each such case, for three months after the early termination of either such agreement. Among other things, the Commercial Arrangement Standstills prohibit Investors from acquiring any securities of the Issuer without the consent of the Board of Directors of the Issuer. Prior to the date of the Stock Acquisition, Vifor (International) transferred to VFMCRP the 3,333,333 shares of Common Stock that it had previously acquired as well as its rights and obligations in the Commercial Arrangements. Vifor Pharma may be deemed to beneficially own the 3,333,333 shares of Common Stock owned by VFMCRP as a result of its indirect ownership of 55% of the equity interests of VFMCRP and, as a result of the Stock Acquisition Vifor Pharma may be deemed to beneficially own 21.2% of the Common Stock outstanding (determined by reference to the number of shares of Common Stock outstanding as of July 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2018).

Immediately prior to Vifor (International)’s execution and delivery of the Stock Purchase Agreement, Investors and the Issuer entered into a Standstill and Waiver Agreement, dated September 17, 2018 (the “Standstill Agreement”), pursuant to which (i) the Board of Directors of the Issuer approved the Stock Acquisition and exempted Vifor (International) and the Stock Acquisition from the restrictions contained in Section 203 of the Delaware General Corporate Law and (ii) Investors agreed to comply with certain customary “standstill” obligations through September 17, 2021. Among other things, the Standstill Agreement prohibits Investors from acquiring additional shares of Common Stock such that Investors would own greater than 21.5% of the issued and outstanding Common Stock.

Other than as described in this Statement, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

The foregoing descriptions of the Commercial Arrangements and the Standstill Agreement are qualified in their entirety by reference to the full text of such documents, which are filed as Exhibits 99.3 – 99.8 hereto and which are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

As described above, Investors own an aggregate 10,676,825 shares of Common Stock of the Issuer, which constitutes approximately 21.2% of the issued and outstanding Common Stock of the Issuer (as determined on the basis described in Item 4). Vifor Pharma may be deemed to beneficially own such shares as a result of its indirect ownership of 100% of the equity interests of Vifor (International) and 55% of the equity interests of VFMCRP. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by Vifor Pharma that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as otherwise provided herein, there have been no transactions in shares of Common Stock effected during the past 60 days by the Reporting Persons.

No other person is known by the undersigned to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock which is held by Investor.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth under Item 2, Item 3 and Item 4 of this Statement is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description of Exhibit

99.1 (1)	Joint Filing Agreement, dated as of November 1, 2018, by and among Vifor (International) Ltd., Vifor Fresenius Medical Care Renal Pharma Ltd. and Vifor Pharma Ltd.

99.2 (1)	Stock Purchase Agreement, dated as of September 17, 2018, by and between Vifor (International) Ltd. and Glaxo Group Limited

99.3 (1)	Standstill and Waiver Agreement, dated as of September 17, 2018, by and among Vifor (International) Ltd., Vifor Fresenius Medical Care Renal Pharma Ltd. and ChemoCentryx, Inc.

99.4 (2)	Collaboration and License Agreement, dated as of May 9, 2016, by and between ChemoCentryx, Inc. and Vifor (International) Ltd.

99.5 (2)	Stock Purchase Agreement, dated as of May 9, 2016, by and between ChemoCentryx, Inc. and Vifor (International) Ltd.

99.6 (3)	Collaboration and License Agreement, dated as of December 22, 2016, by and between ChemoCentryx, Inc. and Vifor (International) Ltd.

99.7 (4)	Amendment to Collaboration and License Agreement, dated as of May 22, 2017, by and between ChemoCentryx, Inc. and Vifor (International) Ltd.

99.8 (5)	Letter Agreement dated as of June 6, 2018 between ChemoCentryx, Inc. and Vifor (International) Ltd. regarding Grant of Rights to CCX168 in China

(1)	Filed herewith.
(2)	Filed with the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, filed with the SEC on August 9, 2016, and incorporated herein by reference.
(3)	Filed with the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 14, 2017, and incorporated herein by reference.
(4)	Filed with the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, filed with the SEC on August 8, 2017, and incorporated herein by reference.
(5)	Filed with the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018, filed with the SEC on August 9, 2018, and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIFOR (INTERNATIONAL) LTD.

Dated: November 2, 2018	By:	/s/ Dr. Oliver P. Kronenberg
Name: Dr. Oliver P. Kronenberg

VIFOR FRESENIUS MEDICAL CARE RENAL PHARMA LTD.

Dated: November 2, 2018	By:	/s/ Dr. Oliver P. Kronenberg
Name: Dr. Oliver P. Kronenberg

VIFOR PHARMA LTD.

Dated: November 2, 2018	By:	/s/ Dr. Oliver P. Kronenberg
Name: Dr. Oliver P. Kronenberg